                                                                 EXHIBIT (a)(12)


                               Amsted Industries
                                 Incorporated
                    205 North Michigan Avenue - 44th Floor
                               Chicago, IL 60601


                                 June 17, 1999


Mr. Raymond A. Jean
President and CEO
Varlen Corporation
55 Shuman Boulevard
Naperville, IL 60566-7089


Dear Mr. Jean:

     Amsted's goal has been and continues to be to negotiate a transaction to acquire Varlen Corporation. We are willing to sign a customary confidentiality agreement and commence negotiations promptly. However, your advisors have refused to provide us access to due diligence information unless we execute an agreement containing a 90-day "stand-still" provision that Morgan Stanley has advised us is not negotiable. Such a provision would unduly inhibit our ability to consummate a transaction with the company for the next 90 days, which is contrary to the best interest of your shareholders.


     Amsted believes that our cash tender offer at $35 per share is fully priced based on the factors set forth below. However, if Varlen has information which would justify a higher price, we are eager to review it. We urge you to reconsider your decision to exclude Amsted from your exploration of strategic alternatives.


     Our offer was formulated after extensive consultations with our financial advisor, Salomon Smith Barney. The price was based on the following factors:

1. Our offer of $35 per share represents a 35% premium over Varlen's closing price on the day prior to our public announcement and a 50% premium over the 60-day per share average prior to the announcement and a 55% premium over the 2 year share average.


2. Given Varlen's leading positions in its primary product niches, we believe that Varlen's future performance will be closely tied to key drivers in its major markets such as new freight car builds and new heavy duty truck production. Varlen has benefited in recent years from the strength of these markets. However, as demonstrated by the information in Exhibit A, each of these industries is near its cyclical peak.


3. We have not been permitted to conduct a due diligence review, and therefore, we have been unable to address our concerns about various matters. For example, Varlen's public filings disclose a lawsuit claiming that environmental contamination by Varlen has led to deaths and physical injuries.

4. Comparable companies in the public markets trade at lower multiples of earnings and cash flow than our offer price, as demonstrated in Exhibit B. Further, the most comparable recent sale, Johnstown America's freight car operations which was announced in May 1999 and closed earlier this month, traded for an estimated 3.0x to 3.5x EBITDA. In comparison, our offer equates to 6.3x Varlen's trailing twelve month EBITDA.

     Since we made our initial contact with you on May 4, 1999, Varlen and its advisors have had nearly 45 days to explore strategic alternatives and "shop" the company. Based on your continued exploration of alternatives and proposed timetables, we can only assume that no superior alternatives have been forthcoming. We do not expect that shareholders will find it attractive to wait another 90 days.

     We believe that the combination of Varlen and Amsted is a compelling strategic fit, with significant benefits to both of our shareholders, employees and customers. Furthermore, due to Varlen's unique composition, no other potential partner has a strong fit with its diverse businesses. Amsted is fully financed with a $900 million credit commitment. The credit facility is adequate to finance the acquisition, including transaction costs and assumption of debt, as well as our new $150 million wheel plant under construction near Tulsa, Oklahoma.

     We have a strong and sincere interest in consummating this transaction. Upon your agreement to initiate discussions with us, we are prepared to move expeditiously.

     We look forward to hearing from you.


                                                      Very truly yours,


                                                      /s/ Arthur W. Goetschel

                                                      Arthur W. Goetschel

Exhibit A

HEAVY DUTY (GVW8) SUMMARY
(000 Units)

-----------------------------------------------------------------------------------
                                                          Projected
                              1997   1998   1999   2000   2001   2002   2003   2004
-----------------------------------------------------------------------------------
Can / Am Factory Sales       217.7  255.3  280.9  230.5  223.0  238.1  254.2  269.4

Source:  AAMA, ANPACT, WEFA


FREIGHT CAR DELIVERIES
(000 Units)

-----------------------------------------------------------------------------------
                                                          Projected
                             1997   1998   1999   2000   2001   2002   2003   2004
-----------------------------------------------------------------------------------
Freight Car Deliveries       50.4   75.7   75.6   56.7   51.8   54.2   57.4   59.4

Source:  ARCI, WEFA

Exhibit B

                                                         Price (a)/                          Firm Value (c)/LTM
                                                    -----------------------------     --------------------------
(Dollars in Millions, Except Stock Price)           1999 EPS (b)    2000 EPS (b)     Revenues    EBITDA    EBIT
================================================================================================================
Rail Equipment
Trinity Industries, Inc. (TRN)                              7.8x            7.2x       0.6x       5.1x      6.4x
The Greenbrier Companies, Inc. (GBX)                        7.1             6.8        0.6        4.4       5.4
ABC-NACO Inc. (ABCR)                                       13.9             9.6        0.7        8.2      13.5
Railworks Corporation (RWKS)                                8.0             6.8        0.6        5.9       8.0

"On Highway" Supply
Navistar International Corp. (NAV)(d)(e)                    9.9x           10.2x       0.5x       5.9x      7.3x
Cummins Engine Company (CUM)                               12.2            11.2        0.5        6.3      10.7
Meritor Automotive (MRA)                                    9.0             8.2        0.6        5.4       7.2
Detroit Diesel Corporation (DDC)                           12.2            11.9        0.3        5.4       8.7
Transportation Technologies Industries (TTII)(f)            4.6             8.2        0.4        3.1       3.9

----------------------------------------------------------------------------------------------------------------
Average                                                     9.4x            8.9x       0.5x       5.5x      7.9x
----------------------------------------------------------------------------------------------------------------

================================================================================================================
Varlen Corporation (VRLN) @ $35                            12.1x           11.9x       1.0x       6.3x      8.2x
================================================================================================================

Note: EBITDA, EBIT, Net Income to Common, and EPS adjusted for unusual and nonrecurring items.

LTM:  Latest Twelve Months.

NM:   Not Meaningful.

(a)   Stock price as of June 15, 1999.

(b)   First Call estimates as of June 15, 1999.

(c) Firm Value equals equity value (all fully diluted shares at the stock price less any option proceeds) plus straight debt, minority interest, straight preferred stock, all out-of-the-money convertibles, less investments in unconsolidated affiliates and cash.

(d)   Financial services subsidiary treated on an equity basis.

(e)   Firm value includes $449 MM of unfunded pension liabilities.

(f)   Company recently changed its name from Johnstown America Industries Inc.

* Motive-Power, Westinghouse Air Brake and Harmon Industries were excluded since their primary products are more technologically oriented and related to rail outsourcing. As such, these companies have greater margin stability, experience less cyclicality and are expected to generate stronger earnings growth.